Exhibit 99.1

Press Release

LABOPHARM ANNOUNCES REDUCTION OF ANGELINI LABOPHARM’S OLEPTRO™ SALES FORCE

LAVAL, Québec (June 23, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) announced today that Angelini Labopharm, LLC, the Company’s joint venture with Gruppo Angelini which markets and sells OLEPTRO™ in the United States, has announced the reduction of the size of its sales force from 130 to 65 representatives in an effort to contain costs. The reduction of the sales force is expected to result in annual cost savings to Angelini Labopharm of approximately $10.6 USD million and is effective July 1, 2011.

As previously announced on April 29, 2011, following a review of the OLEPTRO™ commercialization effort in the U.S., Labopharm has entered into discussions with the objective of restructuring its agreement with Gruppo Angelini to further preserve capital.  Labopharm has not provided any funding to the Angelini Labopharm joint venture since March of 2011.

About Labopharm Inc.
Labopharm is focused on realizing value from its commercialized products and creating additional value by leveraging its emerging technology platforms to develop increasingly differentiated products. For more information, visit www.labopharm.com.

This press release contains forward-looking statements within the meaning of applicable Canadian Securities legislation and U.S. Securities Law, including statements related to its joint venture with Gruppo Angelini, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company's control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company's website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA's website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

For more information, please contact:
At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com